Shopify Now Powers Over 500,000 Businesses in 175 Countries
Leading the future of commerce, Shopify celebrates major company milestone

OTTAWA, ON - August 1, 2017 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading multi-channel commerce platform, today announced it now powers more than 500,000 businesses in 175 countries around the world. Since 2012, the number of merchants on the Shopify platform has grown annually at an average rate of 74%, and these merchants have achieved over $40 billion dollars in sales.

From Bangladesh to Brooklyn, Shopify’s growing community of entrepreneurs includes makers, creators and innovators, from students trying to pay for school to merchants who have scaled from first sale to seven-figure businesses. Shopify has always strived to take the path that leads to more entrepreneurs by designing its platform to remove the technical, operational, and financial barriers to enable anyone anywhere to build, grow, and scale a business.

"Through our platform, over half a million entrepreneurs have turned their dreams into reality,” said Tobi Lütke, Founder and CEO, Shopify. “Entrepreneurship is the foundation of the global economy and it's not easily done alone. That’s why our mission has always been to make commerce better for everyone to encourage anyone, anywhere to become an entrepreneur.”

The Network Effect of 500,000 Merchants

Merchant Demographic Breakdown:

•	Merchant growth in Q2 year over year was global, with a 56% increase in North America, 82% increase in Asia, 168% increase in South America, and 70% increase in Africa

•	More than 1.2 million people are actively using the Shopify backend platform

•	Today, more women entrepreneurs than men have built their businesses on Shopify, at 52% and 47% respectively, with 1% other

•	Average age of Shopify merchants: 18 - 24 (7.3%); 25 - 34 (37.5%); 35 - 44 (30.0%); 45+ (24.9%)

Merchant Success:

•	131 million people have bought from Shopify stores in the last 12 months

•	Shopify merchants generated sales of over $100,000 per minute during Black Friday and Cyber Monday of last year

Third-party Partner Ecosystem:

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Shopify's third-party partner ecosystem, made up of creative agencies, freelance designers and developers, digital marketers, photographers, SEO specialists and brand strategists, generated an estimated $430M in revenue in 2016

•	Developers have published over 1,800 apps in the Shopify App Store with over 7M installs to date

As the retail landscape continues to evolve, Shopify is committed to helping current and future merchants adapt and create seamless shopping experiences. By interweaving tools like mobile, analytics, and innovative products with marketing and customer service, Shopify is shaping the future of commerce both online and offline.

About Shopify
Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces and physical retail locations. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over half a million businesses in approximately 175 countries and is trusted by brands such as Tesla, Nestle, GE, Red Bull, Kylie Cosmetics, and many more.

Forward-looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to Shopify's operating and growth strategy. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the launch will occur as planned. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SOURCE: Shopify

MEDIA:
Sheryl So
Public Relations Manager
416-238-6705 x 302
press@shopify.com